ITEM 77M: Mergers

Van Kampen International Growth Fund

            On December 5, 2005, at a Special Meeting of Shareholders of 1838 International Equity Fund, a series of 1838 Investment Advisors Funds, shareholders of 1838 International Equity Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which 1838 International Equity Fund would (i) transfer all of its assets and stated liabilities to Van Kampen International Growth Fund, a newly created series of Van Kampen Equity Trust II, in exchange for Class I shares of Van Kampen International Growth Fund; (ii) distribute such shares to its shareholders and (iii) dissolve. The Reorganization Agreement was unanimously approved by the
Board of Trustees on      August 2, 2005.

          On December 16, 2005, the Reorganization was completed according to the terms set forth in the Reorganization Agreement.